EXHIBIT 99.1

The Board approved the appointment of two senior managers

Date of events: 2015/08/11

Contents:

1.	Date of occurrence of the event: 2015/08/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 12th meeting of the 7th Board of Directors approved the appointment of two senior managers as follows: (1)Appoint Fu-Kuei Chung, the President of the Data Communications Business Group, to be the Senior Executive Vice Ppresident of the Company. (2)Appoint Hong-Chan Ma, the Vice President of the Marketing Department, to be the President of the Data Communications Business Group.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None